St. George’s Building Level 12, 2 Ice House Street, Central, Hong Kong, China T 852 3951 1100 E enquiries@nordanglia.com

June 4, 2015

VIA EDGAR CORRESPONDENCE

Ms. Emily Drazan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Nord Anglia Education, Inc.
Registration Statement on Form F-3

Filed on May 29, 2015 (File No. 333-204586)

Dear Ms. Drazan:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Nord Anglia Education, Inc. (the “Registrant”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to 4:30 p.m., Eastern Time, on June 5, 2015, or as soon thereafter as practicable.

The Registrant acknowledges the following:

•                  should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

www.nordangliaeducation.com

St. George’s Building Level 12, 2 Ice House Street, Central, Hong Kong, China T 852 3951 1100 E enquiries@nordanglia.com

Very truly yours,

NORD ANGLIA EDUCATION, INC.

By:	/s/ Andrew Fitzmaurice
Andrew Fitzmaurice
Chief Executive Officer

www.nordangliaeducation.com